SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Impact Medical Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45257K100
(CUSIP Number)

December 27, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257K100	13G	Page 2 of 5 Pages

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Elisa Vespa

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

900,000

6. SHARED VOTING POWER

0

 7. SOLE DISPOSITIVE POWER

900,000

8. SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.68%

12. TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 45257K100	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Impact Medical Solutions, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

17011 Beach Boulevard
Suite 900
Huntington Beach, CA 92647

Item 2(a). Name of Person Filing:

Elisa Vespa

Item 2(b). Address of Principal Business Office, or if None, Residence:

1075 Old Mohawk Road, Ancaster, Ontario, Canada L9G 3K9

Item 2(c). Citizenship:

Canadian

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

45257K100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 45257K100	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:         900,000
See Row 9 of cover page

(b) Percent of class:                                                 5.68%
See Row 11 of cover page

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
See Row 5 of cover page,            900,000

(ii) Shared power to vote or to direct the vote
See Row 6 of cover page,             0

(iii) Sole power to dispose or to direct the disposition of
See Row 7 of cover page,                 900,000

(iv) Shared power to dispose or to direct the disposition of
See Row 8 of cover page,                 0

Item 5. Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

NOT APPLICABLE

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2006 (Date)

ELISA VESPA
BY:	/s/ ELISA VESPA
Signature)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).